Exhibit 2.1
Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) is the type of information that the registrant treats as private or confidential. Triple asterisks denote omissions.

ASSET PURCHASE AGREEMENT

by and between

The Loan Store, Inc.

and

Home Point Financial Corporation

April 6, 2023

-i-

ARTICLE V COVENANTS		19
5.1	Operation of the Business of Seller	19
5.2	Option to Acquire Equipment Agreements	20
5.3	Confidentiality	20
5.4	Further Assurances	21
5.5	Press Releases; Public Announcements	21
5.6	Employee Matters.	22
5.7	Taxes	24
5.8	Bulk Sales Laws	25
5.9	Books and Records	25
5.10	Non-Solicitation and No Hire	26
ARTICLE VI Conditions to Closing		27
6.1	Joint Condition	27
6.2	Conditions to the Obligation of Buyer	27
6.3	Conditions to the Obligation of Seller	27
6.4	Frustration of Conditions	28
ARTICLE VII TERMINATION		28
7.1	Termination Events	28
7.2	Effect of Termination	29
ARTICLE VIII INDEMNIFICATION; REMEDIES		29
8.1	Survival and Time Limitations	29
8.2	Indemnification and Payment of Damages by Seller	30
8.3	Indemnification and Payment of Damages by Buyer	30
8.4	Procedure for Indemnification – Third Party Claims	30
8.5	Procedure for Claims between Parties	32
8.6	Mitigation of Damages	32
8.7	Limitations on Indemnification	33
8.8	Recovery of Common Stock	33
8.9	Exclusive Remedy	33
8.10	Adjustment to Purchase Price	33
ARTICLE IX GENERAL PROVISIONS		33
9.1	Expenses	33

-ii-

9.2	Notices	34
9.3	Jurisdiction; Service of Process	34
9.4	Waiver	35
9.5	Entire Agreement	35
9.6	Amendments	35
9.7	Disclosure Schedule	35
9.8	Third Party Beneficiaries	36
9.9	Assignment	36
9.10	Severability	36
9.11	Section, Article and Section Headings	36
9.12	Governing Law	36
9.13	Specific Performance	36
9.14	Counterparts; PDF Signatures	36

Exhibits

Exhibit A:	Form of Bill of Sale, Assignment and Assumption Agreement

-iii-

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is made as of April 6, 2023, by and between The Loan Store, Inc., a Delaware corporation (“Buyer”), and Home Point Financial Corporation, a New Jersey corporation (“Seller”). Buyer and Seller are sometimes each referred to herein as a “Party” and collectively as the “Parties.” Except as otherwise indicated, capitalized terms have the meanings set forth in Section 1.1 of this Agreement.

RECITALS

WHEREAS, the Parties desire that Seller assign, transfer, convey and deliver to Buyer, and that Buyer acquire from Seller, all of the right, title and interest of Seller in and to certain assets used in or related to Seller’s third party mortgage loan origination business (the “Business”), free and clear of any Liens (other than Permitted Liens), and assume certain liabilities upon the terms and subject to the conditions of this Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby confirmed, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I
Definitions

1.1    Definitions. The following terms, as used in this Agreement, have the following meanings:

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with such specified Person. For purposes of this definition, the term “Control,” “Controlling” and “Controlled” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by ownership of securities, by contract or otherwise; provided, however, that, except for purposes of Section 5.3 hereof, none of Stone Point Capital LLC or its Affiliates shall be deemed to be an “Affiliate” of Seller, other than the subsidiaries of Seller and Home Point Capital Inc., a Delaware corporation, and its subsidiaries.

“Agreement” has the meaning set forth in the preamble.

“AIME Sponsorship Agreement” means that certain Lender Sponsorship Agreement between the Association of Independent Mortgage Experts and Seller, dated February 9, 2023.

“Allocation” has the meaning set forth in Section 5.7(c).

“Ancillary Agreements” means (a) the Bill of Sale, (b) the Subscription Agreement (if and when executed by the Parties hereto in connection with the Seller’s exercise of the warrants pursuant to the Warrant Agreement), (c) the Second Amended and Restated Shareholders’ Agreement (if and when executed by the Parties hereto in connection with the Seller’s exercise of the warrants pursuant to the Warrant Agreement), (d) the Transition Services Agreement, (e) the Warrant Agreement and (f) any other agreements, certificates, instruments and documents contemplated by this Agreement or delivered in connection with the Contemplated Transactions.

“Assigned Contracts” means the Assigned Leases, the U.S. Bank Sublease, the TPO Contracts, the Salesforce Agreements and the AIME Sponsorship Agreement.

“Assigned Leases” means, collectively, the Michigan Lease, the Florida Lease, the U.S. Bank Sublease.

“Assumed Liabilities” has the meaning set forth in Section 2.4(a).

“Bankruptcy Event” means the occurrence of any of the following:

(a)
Seller (or its subsidiary or parent company) (i) admits in writing its inability to, or be generally unable to, pay its debts as such debts become due; (ii) applies for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property and fail to withdraw the same within thirty (30) days; (iii) makes a general assignment for the benefit of its creditors; (iv) commences a voluntary case under the Bankruptcy Code and fails to withdraw the same within forty-five (45) days; (v) files a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, winding-up, or composition or readjustment of debts and fail to withdraw the same within forty-five (45) days; (vi) fails to controvert in a timely and appropriate manner, or acquiesce in writing to, any petition filed against it in an involuntary case under the Bankruptcy Code; or (vii) takes any corporate action for the purpose of effecting any of the foregoing and fails to withdraw the same within forty-five (45) days;

(b)
a proceeding or case shall be commenced against Seller (or its subsidiary or parent company), without the application or consent of such Person, in any court of competent jurisdiction, seeking: (i) its liquidation, reorganization, dissolution or winding-up, or the composition or readjustment of its debts; (ii) the appointment of a trustee, receiver, custodian, liquidator or the like of such Person or of all or any substantial part of its property; or (iii) similar relief in respect of such Person under any law relating to bankruptcy, insolvency, reorganization, winding-up, or composition or adjustment of debts, and, in each case, such proceeding or case shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of forty-five (45) or more days; or

(c)	an order for relief against Seller (or its subsidiary or parent company) shall be entered in an involuntary case under the Bankruptcy Code.

“Bankruptcy Code” means the United States Bankruptcy Code.

“Bill of Sale” means the Bill of Sale, Assignment and Assumption Agreement, by and between Seller and Buyer in the form set forth as Exhibit A.

“Business” has the meaning set forth in the Recitals.

“Business Day” means any day of the week except a Saturday, Sunday or other day banks in New York, New York or Tucson, Arizona are authorized or required by Legal Requirement to close.

“Business Employees” means, collectively, those employees of Seller set forth on Section 1.1-1 of the Disclosure Schedule.

“Buyer” has the meaning set forth in the preamble.

“Buyer Indemnified Persons” has the meaning set forth in Section 8.2.

“Buyer Permit” has the meaning set forth in Section 4.3(a).

“Buyer Benefit Plans” has the meaning set forth in Section 5.6.

“Cap” has the meaning set forth in Section 8.7(a).

“Call Option” has the meaning given to such term in the Second Amended and Restated Shareholders’ Agreement.

“CARES Act” means, collectively, the Coronavirus Aid, Relief, and Economic Security Act, as may be amended and any administrative or other guidance (including “Division N—Additional Coronavirus Response and Relief” of the “Consolidated Appropriations Act, 2021” (H.R. 133), IRS Notice 2020-65 and the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster issued on August 8, 2020) published with respect thereto by any Governmental Body.

“Claims Notice” has the meaning set forth in Section 8.4(a).

“Closing” has the meaning set forth in Section 2.5.

“Closing Common Stock Value” means $[***] with respect to all Common Stock issuable pursuant to the exercise of the warrant under the Warrant Agreement.

“Closing Date” has the meaning set forth in Section 2.5.

“COBRA” has the meaning set forth in Section 5.6(k).

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” has the meaning set forth in Section 2.5.

“Confidential Information” means information in any form or medium, that is confidential, proprietary or otherwise not generally available to the public and relates to the Purchased Assets, except to the extent that such information (a) is an Excluded Asset or (b) can be shown to have been (i) in the public domain prior to the Closing, (ii) in the public domain at or after the Closing through no fault of Seller or its Affiliates or their respective representatives or (iii) later lawfully acquired by Seller, any of its Affiliates or their respective representatives from sources other than those related to its or their prior ownership of the Purchased Assets and which are not prohibited from disclosing such information by a legal, contractual or fiduciary duty.

“Confidential Personal Information” means any and all information or data protected by Privacy Laws, including, as applicable, information or data that is (a) personal information or information about an identifiable individual (as more particularly defined in the applicable Privacy Laws) that was collected, used, disclosed or accessible to the Seller, or (b) information from which an individual or individual’s identity can be ascertained either from the information itself or by combining the information with information from other sources.

“Confidentiality Agreement” has the meaning set forth in Section 5.3.

“Consent” means any consent, approval, license, ratification, waiver, permit or other authorization.

“Contemplated Transactions” means all of the transactions contemplated by this Agreement and the Ancillary Agreements, including the performance by Buyer and Seller of their respective covenants and obligations under this Agreement and the Ancillary Agreements.

“Contract” means any binding, written, agreement, contract, arrangement, commitment, understanding or obligation.

“Customer Data” means any and all data and information supplied or provided or made available, directly or indirectly, to the Buyer, related to any mortgage applicants, mortgagors or other natural persons, including (a) Confidential Personal Information, (b) customer data of the Seller, (c) the result of the processing of any such data, or data that is generated or derived or collected in connection with the purchasing, transferring or servicing of the Purchased Assets and (d) all such data and information of the Seller or other third parties.

“Damages” mean all damages, disbursements, obligations, penalties, fines, Liabilities, losses, fees, expenses, Taxes, assessments, judgments, settlements or deficiencies (including any interest, penalty, fine, investigation, legal, accounting and other costs and expenses reasonably incurred in the investigation, collection, prosecution and defense of any Proceeding and amounts paid in settlement); provided that Damages shall not include (a) any special, indirect, incidental or consequential damages (including any such damages based on loss of revenue, loss of business reputation, lost profits, diminution of value or similar damages), except, in each case, such damages which are the reasonably foreseeable result of the event giving rise to the claim for indemnification pursuant to Article VIII, and (b) punitive or exemplary damages, except, in each case, such damages which are paid or awarded to any third party in connection with any third-party claim for which indemnification is otherwise required pursuant to Article VIII.

“Deductible” has the meaning set forth in Section 8.7(a).

“Direct Claim” has the meaning set forth in Section 8.5.

“Disclosure Schedule” means, collectively, the disclosure schedule provided with and referred to in this Agreement.

“Election Period” has the meaning set forth in Section 8.4(b).

“Employment Offer Date” has the meaning set forth in Section 5.6(a).

“End Date” has the meaning set forth in Section 7.1(b).

“Enforceability Exceptions” has the meaning set forth in Section 3.2(a).

“Equipment Agreements” means the Contracts set forth on Section 1.1-2 of the Disclosure Schedule.

“ERISA” has the meaning set forth in the definition of “Seller Benefit Plan.”

“Excluded Assets” has the meaning set forth in Section 2.3(b).

“Excluded Liabilities” has the meaning set forth in Section 2.4(b).

“FFCRA” means the Families First Coronavirus Response Act.

“Florida Lease” means that certain Office Lease between Lindell Bayside LLC (as successor in interest to Pinellas Airport BC, LLC) and Seller (as successor in interest to Stonegate Mortgage Corporation, dated July 25, 2013).

“GAAP” means generally accepted accounting principles in the United States which, unless otherwise indicated or required by accounting practice, are applied on a consistent basis.

“Governing Documents” means, with respect to any entity, the certificate or articles of incorporation, formation or organization, by-laws, limited liability company agreement, partnership agreement, stockholder or other similar agreement, formation agreement, joint venture agreement or other similar organizational documents of such entity (in each case, as amended).

“Governmental Body” means any (a) nation, state, county, city, town, district, or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign, or other government; (c) governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); (d) multi-national organization or body; (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or power of any nature; or (f) FNMA, Freddie Mac, GNMA, HUD, VA, or USDA.

“Indemnified Party” has the meaning set forth in Section 8.4(a).

“Indemnifying Party” has the meaning set forth in Section 8.4(a).

“Intellectual Property” means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

“Interim Period” has the meaning set forth in Section 5.1(a).

“IP Assets” means the assets set forth on Section 1.1-3 of the Disclosure Schedule.

“Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

“Liabilities” means any liabilities, Taxes, losses, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

“Lien” means any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first offer or refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

“Michigan Lease” means that certain Office Lease between NECC Property LLC and Seller, dated January 10, 2020.

“Order” means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.

“Party” or “Parties” has the meaning set forth in the preamble.

“Permit” means any franchise, authorization, license, permit, certificate, variance, exemption, approval, order, registration and clearance of any Governmental Body.

“Permitted Lien” means (a) any Lien for Taxes not yet due or payable; (b) any mechanic’s, artisan’s, materialman’s, landlord’s, carrier’s or other like Lien arising in the ordinary course of business with respect to obligations which are not due; (c) any Lien arising out of a judgment, order or award with respect to which Seller shall in good faith be prosecuting diligently an appeal or Proceeding for review and with respect to which there shall be in effect a subsisting stay of execution pending such appeal or Proceeding for review, provided appropriate reserves therefor are established by Seller; (d) any deposit of funds made in the ordinary course of business to secure obligations of Seller under worker’s compensation laws, unemployment insurance laws or similar legislation, to secure public or statutory obligations of Seller, or to secure Seller’s performance in connection with bids, tenders, contracts (other than contracts for the payment of money), leases or subleases made by Seller in the ordinary course of business; (e) imperfections of title, restrictions or encumbrances which imperfections, restrictions or encumbrances do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the Purchased Assets to which they relate, and (f) any Lien specifically set forth in Section 1.1-4 of the Disclosure Schedule.

“Person” means any natural person, corporation, general partnership, limited partnership, limited liability company or partnership, proprietorship, other business organization, trust, union, association or Governmental Body.

“Post-Transfer Period” has the meaning set forth in Section 5.7(a).

“Pre-Transfer Period” has the meaning set forth in Section 5.7(a).

“Privacy Laws” means all Legal Requirements governing the collection, use, disclosure or protection of personal information, including Customer Data.

“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Property Taxes” has the meaning set forth in Section 5.7(c).

“Purchased Assets” has the meaning set forth in Section 2.3(a).

“Salesforce Agreements” means (a) that certain Main Services Agreement and Order Form (#Q-06602754) between Salesforce, Inc. and Seller, dated as of January 13, 2023, (b) that certain Main Services Agreement – Developer Services and Order Form (#Q-06686613) between Salesforce, Inc. and Seller, dated January 13, 2023 and (c) that certain Main Services Agreement – Developer Services and Order Form (#Q-07100527) between Salesforce, Inc. and Seller dated March 24, 2023.

“Second Amended and Restated Shareholders’ Agreement” means the Second Amended and Restated Shareholders’ Agreement of Buyer, in form and substance as mutually agreed to by Buyer and Seller.

“Seller” has the meaning set forth in the preamble.

“Seller Benefit Plan” means all material “employee benefit plans” as defined by section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, collectively with any successor law, and regulations and rules issued pursuant to that Act or any successor law (“ERISA”), whether or not subject to ERISA; and all other material bonus, incentive compensation, deferred compensation, profit sharing, stock option, stock appreciation right, stock bonus, stock purchase, employee stock ownership, employee equity, change in control, retention, savings, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, welfare, life insurance, dental, disability, accident, group insurance, vacation, holiday, sick leave, and any other compensation or benefit plan, agreement, policy, or contract (whether qualified or nonqualified, written or unwritten), which currently is sponsored, established, maintained or contributed to or required to be contributed by Seller for the benefit of any Business Employees.

“Seller Change of Control” means: (a) any transaction or series of transactions, that would result in, directly or indirectly (i) the acquisition of Control of Seller or Home Point Capital Inc. by an unaffiliated third Person that did not Control such Person prior to such transaction(s) or (ii) any unaffiliated third Person owning or holding all or substantially all of the assets of such Party determined on a fair market value basis of the assets of such Party; or (b) a merger, consolidation, recapitalization or sale of equity interests of Seller or Home Point Capital Inc. with or to any unaffiliated third Person that results in such unaffiliated third Person Controlling Seller or Home Point Capital Inc. (or the surviving or resulting entity of such merger or consolidation), that did not Control Seller or Home Point Capital Inc., as applicable, prior to such merger, consolidation, recapitalization, sale or similar transaction.  For purposes of this definition, “Control” (including, with correlative meanings, the terms “Controlling,” “Controlled by” or “under common Control with”), as used with respect to any Person at a given time means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by Contract or otherwise.

“Seller Employees” means any Person who is or was an employee of Seller and who is not a Transferred Employee, including any Person whose employment with the Seller was terminated prior to the Closing Date.

“Seller Indemnified Persons” has the meaning set forth in Section 8.3.

“Seller Notice Trigger Event” has the meaning set forth in Section 5.6(b).

“Seller Permits” has the meaning set forth in Section 3.4(a).

“Seller Taxes” means (i) any Taxes relating to, arising in connection with, or imposed on or with respect to the Purchased Assets, the Assumed Liabilities, this Agreement (or any of the Ancillary Agreements), or Transferred Employees incurred in connection with, arising from, accruing in, attributable or related to any taxable period or portion of a taxable period (including for the avoidance of doubt any Pre-Transfer Period) ending prior to the Closing Date, (ii) any of Seller’s liability for Taxes for any taxable period, including (but not limited to), as a result of the transactions contemplated hereby, and including, in each case, any liability imposed on Buyer or any other Person for the unpaid Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), as a transferee, successor, or by Contract (other than customary commercial agreements entered into in the ordinary course of business not primarily related to Taxes), (iii) any Taxes for any taxable period relating to, arising in connection with, or imposed on or with respect to the Excluded Assets, the Excluded Liabilities, or any asset or business of Seller that is not part of the Purchased Assets, and (iv) Seller’s share of Transfer Taxes as set forth in Section 2.8.

“Seller’s Knowledge” means, with respect to any matter, the actual knowledge of the Persons set forth in Section 1.1-5 of the Disclosure Schedule.

“Specified Representations” has the meaning set forth in Section 8.1(a).

“Straddle Period” means any taxable period that begins before and ends after the Closing Date.

“Subscription Agreement” means the Subscription Agreement, in form and substance as mutually agreed to by Buyer and Seller.

“Tangible Assets” means the Business-related tangible assets set forth on Section 1.1-6 of the Disclosure Schedule.

“Tax Purchase Price” has the meaning set forth in Section 5.7(e).

“Tax Return” means any return, form, declaration, report, claim for refund, information return or statement or other document (including any Tax Return for estimated Taxes) filed or required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all federal, state, local, or foreign income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, estimated, payroll, social security (or similar taxes), employment, unemployment, excise, severance, stamp, occupation, premium, property (real and personal), escheat, unclaimed property, windfall profits, capital, gains, capital stock, alternative or add-on minimum, environmental, customs, duties, or other taxes, fees, assessments or charges of any kind whatsoever (however denominated), together with any interest and any penalties, additions to tax or additional amounts with respect thereto, whether disputed or not, and the term “Tax” shall mean any one of the foregoing Taxes.

“Taxing Authority” means any Governmental Body (domestic or foreign), including any state, county, locality, municipality, political subdivision, or governmental agency, responsible for the imposition, assessment, administration, collection, enforcement, or determination of any Tax.

“Third Party Claim” has the meaning set forth in Section 8.4(a).

“TPO Contracts” means the third-party originator Contracts set forth in Section 1.1-7 of the Disclosure Schedule.

“Transfer Tax” has the meaning set forth in Section 2.8.

“Transferred Employees” has the meaning set forth in Section 5.6(a).

“Transition Services Agreement” means the Transition Services Agreement by and between Seller and Buyer, in form and substance as mutually agreed to by Buyer and Seller.

“U.S. Bank Sublease” means the Sublease Agreement dated as of August 27, 2013 by and between Seller as successor in interest to Stonegate Mortgage Corporation and U.S. Bank National Association.

“WARN Act” has the meaning set forth in Section 5.6(b).

“Warrant Agreement” means the Warrant Agreement by and between Seller and Buyer, in form and substance as mutually agreed to by Buyer and Seller.

“Willful Breach” by a party means an intentional act or omission by such party that both (i) causes such party to be in material breach of this Agreement and (ii) such party has the actual subjective awareness (without any duty of inquiry) at the time of such intentional act or omission that such action or omission constitutes a material breach of this Agreement.

1.2     Other Definitional Provisions. Unless otherwise expressly provided, for purposes of this Agreement and the Ancillary Agreements, the following rules of interpretation will apply:

(a)          The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.”

(b)        References to (i) this Agreement, the Ancillary Agreements or Assigned Contracts or (ii) Legal Requirements shall, unless otherwise specified, be deemed to refer to such agreement or Legal Requirements as amended, supplemented, restated, amended and restated, replaced with a successor Legal Requirement, or otherwise modified from time to time.

(c)        The words “hereof,” “herein” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(d)          The word “will” shall be construed to have the same meaning and effect as the word “shall,” and the word “or” is not exclusive.

(e)         (i) any reference herein to any Person shall be construed to include such Person’s successors and assigns and (ii) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, unless otherwise indicated.

(f)          The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

(g)         The Parties have participated jointly in the negotiation and drafting of this Agreement and the Ancillary Agreements and, in the event an ambiguity or question of intent or interpretation arises, this Agreement and the Ancillary Agreements will be construed as jointly drafted by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement or the Ancillary Agreements.

ARTICLE II
 Purchase and Sale; Closing

2.1     Transfer of the Purchased Assets. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Seller shall assign, transfer, convey and deliver to Buyer, and Buyer shall acquire and accept from Seller, the entire right, title and interest of Seller in and to the Purchased Assets, in each case, free and clear of Liens (other than Permitted Liens).

2.2     Assumption of Liabilities. Upon the terms and subject to the conditions set forth in this Agreement, effective as of the Closing, Seller will assign, transfer, and convey to Buyer, and Buyer will assume all of the Assumed Liabilities.

2.3      Purchased Assets.

(a)         Subject to the exclusions set forth in Section 2.3(b), “Purchased Assets” means all of Seller’s and its Affiliates’ right, title and interest in and to the assets that are included in any of clauses (i)-(iii) below, whether now existing or hereafter acquired prior to the Closing (other than any such assets that are conveyed or otherwise disposed of after the date hereof and prior to the Closing not in violation of Section 5.1):

(i)          all interests, rights, claims and benefits of Seller under, pursuant to, or associated with, the Assigned Contracts;

(ii)          the Tangible Assets; and

(iii)          the IP Assets.

(b)          Notwithstanding Section 2.3(a) or any other provision hereof, the Purchased Assets will not in any event include any assets that are not Purchased Assets (the “Excluded Assets”), including any of the following assets: (i) any mortgage loans; (ii) all Intellectual Property of Seller and its Affiliates other than the IP Assets; (iii) all data of Seller including any Customer Data that is not Salesforce Data; and (iv) all accounts receivable of Seller in respect of the Assigned Contracts to the extent accrued up to the Closing.

2.4      Assumed Liabilities and Assignment of Rights and Benefits.

(a)          Subject to the exclusions set forth in Section 2.4(b), “Assumed Liabilities” shall mean each of the following Liabilities:

(i)          all Liabilities (other than Seller Taxes but including Buyer’s portion of Transfer Taxes pursuant to Section 2.8) with respect to the Purchased Assets which are incurred in or attributable to any period beginning on or after the Closing Date (excluding, for the avoidance of doubt, any obligations of Seller or its Affiliates that relate to any breach of representation, warranty, covenant or agreement that arose on or prior to the Closing Date under any Assigned Contract or the Liabilities of Seller relating to any services of the Business rendered prior to the Closing Date);

(ii)        all Liabilities to the extent related to the Transferred Employees arising on or after each such Transferred Employee’s Employee Hire Date, but excluding any Liability with respect to commissions for any loans the application for which was submitted by Seller prior to such Transferred Employee’s Employee Hire Date;

(iii)        all accounts payable in respect of the Assigned Contracts to the extent arising on or after the Closing Date (excluding, for the avoidance of doubt, any obligations of Seller or its Affiliates that relate to any breach of representation, warranty, covenant or agreement that arose on or prior to the Closing Date under any Assigned Contract or the Liabilities of Seller relating to any services of the Business rendered prior to the Closing Date); and

(iv)        Buyer’s portion of Transfer Taxes pursuant to Section 2.8.

(b)         Anything to the contrary herein notwithstanding, neither Buyer nor any of its Affiliates shall, or do, hereby assume or agree to perform any Liabilities of Seller other than the Assumed Liabilities (all Liabilities other than the “Assumed Liabilities” being referred to herein as the “Excluded Liabilities”).  For the avoidance of doubt, the term “Excluded Liabilities” shall include: (i) all Seller Taxes, (ii) all Liabilities with respect to the Excluded Assets, (iii) all Liabilities under any Seller Benefit Plans or the funds and accounts of all Seller Benefit Plans or any other employee retirement, pension, deferred compensation, health, welfare or benefit plan and program of Seller or its Affiliates (and including any Taxes related thereto), (iv) all Liabilities under any non-assignable Purchased Asset (including any Assigned Contract) which becomes an Excluded Asset pursuant to Section 2.10,  and (v) all Liabilities to the extent related to the Transferred Employees arising prior to each such Transferred Employee’s Employee Hire Date.

2.5     Purchase Price. In consideration for the Purchased Assets, (a) Buyer will assume the Assumed Liabilities and (b) issue to Seller warrants to purchase the number of shares of the Class A Common Stock, par value $0.001 per share, of Buyer (the “Common Stock”) set forth in the Warrant Agreement, which shares of Common Stock shall, immediately following the Closing, represent 9.99% of the issued and outstanding equity of Buyer, on a fully-diluted, as-converted basis (measured as of the Closing).

2.6      Closing. On the terms and subject to the conditions set forth in this Agreement, the consummation of the transfer of the Purchased Assets and the assumption of the Assumed Liabilities (the “Closing”) will take place by exchange of signature pages by electronic or facsimile transmission, at 10:00 a.m., Eastern Time, on the date that is two Business Days after the day on which all conditions in Article VI are satisfied or waived (other than those conditions that are to be satisfied at the Closing), or on other such date or at such other time and place as the Parties shall mutually agree in writing (the “Closing Date”). For accounting purposes, the Closing will be deemed to have occurred as of 12:01 a.m., Eastern Time, on the Closing Date.

2.7      Closing Obligations.

(a)          On or before the Closing Date, Seller shall deliver or cause to be delivered to Buyer:

(i)          (a certificate to be delivered in accordance with Section 6.2(c); and

(ii)          the Bill of Sale duly executed by Seller;

(iii)        the Transition Services Agreement, duly executed by Seller;

(iv)        the Warrant Agreement, duly executed by Seller;

(v)          the consents and/or estoppels set forth on Section 2.7(a)(v) of the Disclosure Schedule from the counterparties to the Assigned Contracts listed thereon, each in a form reasonably satisfactory to Buyer;

(vi)         a properly completed and executed IRS Form W-9;

(vii)      Copies of most recent TPO Contracts and related documentation, and data file containing information about the broker and history of broker status, with the scope of such documentation and such data file to be mutually agreed to by Buyer and Seller prior to the Closing;

(viii)     Electronic copies of the marketing content repository, in scope to be mutually agreed to by Buyer and Seller prior to the Closing; and

(ix)      any other documents as Buyer may reasonably request from Seller in order to consummate the transactions contemplated hereby.

(b)          On the Closing Date, Buyer shall deliver or cause to be delivered to Seller:

(i)          a certificate to be delivered in accordance with Section 6.3(c); and

(ii)          the Bill of Sale duly executed by Buyer;

(iii)        the Transition Services Agreement, duly executed by Buyer;

(iv)         the Warrant Agreement, duly executed by Buyer; and

(v)       any other documents as Seller may reasonably request from Buyer in order to consummate the transaction contemplated hereby.

2.8     Transfer Taxes. All sales, use, documentary, stamp, registration, real estate property and other such similar Taxes (including penalties and interest), if any, incurred in connection with this Agreement and the transactions contemplated hereby (“Transfer Taxes”) shall be borne and paid equally by Seller, on the one hand, and Buyer, on the other hand, when due. The Parties agree to cooperate as may be reasonably necessary or appropriate to establish any available exemption or reduction of such Transfer Taxes. Buyer shall timely file any Tax Return or other document with respect to such Transfer Taxes (and Seller shall cooperate with respect thereto as necessary, including by joining in the execution of any such Tax Return or documentation). Any fees, charges or costs related to the preparation and filing of any such Tax Return or other documentation shall be shared equally between Buyer and Seller.

2.9     Refunds and Remittances. After the Closing, if Seller or any of its Affiliates receives (or otherwise retained) any refund, payment or other amount which is a Purchased Asset or is otherwise properly due and owing to the Buyer in accordance with the terms of this Agreement, such Seller will promptly remit, or will cause to be remitted, such amount to the Buyer at the address set forth in Section 9.2.  After the Closing, if Buyer or any of its Affiliates receives any refund, payment or other amount which is an Excluded Asset, relates to Taxes economically borne by Seller (including any portion of such refund properly allocable to a Pre-Transfer Period) or is otherwise properly due and owing to Seller in accordance with the terms of this Agreement, Buyer promptly will remit, or will cause to be remitted, such amount to Seller at the address set forth in Section 9.2.

2.10    Nonassignable Contracts. Notwithstanding anything to the contrary herein, to the extent that the assignment hereunder by Seller to Buyer of any Assigned Contract is not permitted or is not permitted without the consent of any other party to such Assigned Contract, this Agreement shall not be deemed to constitute an assignment of any such Assigned Contract if such consent is not given or if such assignment otherwise would constitute a breach of, or cause a loss of contractual benefits under, any such Assigned Contract, and Buyer shall not assume any obligations or Liabilities under any such Assigned Contract. If any such required consent is not obtained, Seller shall use its reasonable commercial efforts to obtain such consent as promptly as possible, and if the Closing shall occur, Seller shall cooperate with Buyer following the Closing Date for up to twelve (12) months thereafter in any reasonable arrangement designed to provide Buyer with the rights and benefits (subject to the obligations) under any such Assigned Contract, including enforcement for the benefit of Buyer of any and all rights of Seller against any other party arising out of any breach or cancellation of any such Assigned Contract by such other party and, if requested by Buyer, acting as an agent on behalf of Buyer or as Buyer shall otherwise reasonably require, provided that (i) the cost of implementing such an arrangement shall be borne [***]% by Buyer and [***]% by Seller, and (ii) in no event shall Seller be required to pay any sums of money to any third parties to obtain such reasonable arrangement.  Any applicable Transfer Taxes in connection with any sale, assignment or transfer pursuant to this Section 2.10 shall be paid by Seller and Buyer in accordance with Section 2.8. Notwithstanding any provision in this Section 2.10 to the contrary, (a) Buyer shall not be deemed to have waived its rights under Section 8.2(b) unless and until Buyer either provides written waivers thereof or elects to proceed to consummate the Contemplated Transactions at Closing and (b) nothing in this Section 2.10 shall be deemed to relieve Seller of its Liabilities for breach of Section 3.2(c).

2.11    Withholding. Seller or Buyer (or any withholding agent) will be entitled to deduct and withhold from amounts otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold under applicable law.  Seller or Buyer (or any withholding agent) shall use commercially reasonable efforts to provide to the payee [***] days’ advance written notice of the intention to make any deduction or withholding, which notice shall include the authority, basis and method of calculation for the proposed deduction or withholding and the Payor will reasonably cooperate with the other Party to obtain reduction of or relief from such deduction or withholding. Any amounts so deducted and withheld will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III
Representations and Warranties of Seller

Except as set forth in the Disclosure Schedule (which disclosures shall be subject to Section 9.7), Seller represents and warrants to Buyer as of the date hereof and as of the Closing Date:

3.1      Organization and Good Standing. Seller is duly incorporated, validly existing, and in good standing under the laws of the State of New Jersey, with full power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under the contracts to which it is a party.

3.2       Authority; Enforceability; No Conflict.

(a)         Seller has the requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements and to consummate the Contemplated Transactions. The execution and delivery of this Agreement and the Ancillary Agreements by Seller and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized. This Agreement has been duly executed and delivered by Seller, and assuming the due authorization, execution and delivery of this Agreement by Buyer, this Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with the terms hereof, subject to the effect of any applicable laws relating to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar applicable laws relating to or affecting creditors’ rights generally from time to time in effect and to general principles of equity, regardless of whether considered in a Proceeding in equity or at law (the “Enforceability Exceptions”). Upon execution and delivery thereof by Seller, the Ancillary Agreements will have been duly executed and delivered by Seller, and assuming the due authorization, execution and delivery of the Ancillary Agreements by Buyer, the Ancillary Agreements will constitute the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with the terms thereof, subject to the Enforceability Exceptions.

(b)         Except as set forth in Section 3.2(b) of the Disclosure Schedule, Seller is not and will not be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the Ancillary Agreements to which it is a party or the consummation or performance of any of the Contemplated Transactions.

(c)         Except as set forth in Section 3.2(c) of the Disclosure Schedule, the execution, delivery, and performance by Seller of this Agreement and the other Ancillary Agreements to which Seller is a party and the consummation by Seller of the Contemplated Transactions do not, and will not: (i) contravene, conflict with, or result in a violation of any provision of the Governing Documents of Seller, (ii) contravene conflict with or result in a violation of any Assigned Contract; (iii) contravene, conflict with, or result in a violation of, any Legal Requirement or any Order to which Seller or any of the Purchased Assets, may be subject; or (iv) result in the imposition or creation of a Lien (other than Permitted Liens) upon or with respect to any Purchased Asset, except, in the case of clauses (ii), (iii), and (iv), as would not be material to ownership and operation of the Purchased Assets, taken as a whole or otherwise prevent the consummation of the Contemplated Transactions by Seller.

3.3      Assigned Contracts; No Defaults.

(a)         Seller has delivered to Buyer true, correct and complete copies of all Assigned Contracts (in each case together with all amendments, waivers or other changes thereto) other than the TPO Contracts.

(b)         Each Assigned Contract is legal, valid and binding on Seller, in accordance with its terms and is in full force and effect and Seller has performed in all material respects all of the obligations required to be performed by it under each Assigned Contract on or prior to the date of this Agreement. Seller is not in material breach of or default under (nor has Seller received written notice asserting that it is in breach of or default under) any Assigned Contract. To Seller’s Knowledge, no counterparty of any Assigned Contract is in breach of or default under (and Seller has not received written notice asserting that it is in breach of or default under) any such Assigned Contract.

(c)        Neither Salesforce, Inc. nor any Person acting on its behalf has indicated in writing to Seller that it intends to terminate or materially modify or amend the terms of any Salesforce Agreement, or to refuse to renew any Salesforce Agreement upon expiration of its term or as a result of the Contemplated Transactions. Seller has not waived any rights under any Salesforce Agreement that would be expected to be material to the operation of the Business or Buyer’s ability to enforce the applicable Salesforce Agreement.  There are no disputes pending or, to Seller’s Knowledge, threatened in writing under any Salesforce Agreement.

3.4      Compliance with Legal Requirements.

(a)        Seller is in possession of and in compliance in all material respects with all Permits necessary for Seller to own and operate the Purchased Assets, discharge the Assumed Liabilities, and otherwise lawfully carry on and operate the Business (“Seller Permits”), and all such Seller Permits are in full force and effect.

(b)         Seller is not, and has not been with in the past twelve (12) months, in violation of any Legal Requirements applicable to the operation of the Business (including with respect to the employment of any Business Employee) or the ownership and operation of the Purchased Assets in any material respect.  Seller has not received in the past twelve (12) months any notice from any Governmental Body or any other Person regarding any material violation of, or material failure to comply with any applicable Legal Requirement with respect to the operation of the Business (including with respect to the employment of any Business Employee) or the ownership and operation of the Purchased Assets, in each case, other than routine examinations by, or notices received in the ordinary course of business from, any Governmental Bodies and responses thereto.

3.5     Assets.  Seller owns, leases or licenses all of the Purchased Assets and has good and marketable title to, or a valid leasehold or license to, all such Purchased Assets free and clear of any Liens (other than Permitted Liens).  Upon completion of the Contemplated Transactions, Buyer will acquire good title to, or a valid leasehold or license to, all of the Purchased Assets, free and clear of any Liens (other than Permitted Liens, and any Liens created at or following the Closing by Buyer or Buyer’s lender).

3.6      Intellectual Property.

(a)        Seller owns and possesses all right, title and interest in and to, or has a valid and enforceable right to use, free and clear of all Liens (other than Permitted Liens), all IP Assets.

(b)        The IP Assets are valid, subsisting and enforceable. Seller has taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all trade secrets and other material proprietary or confidential information pertaining to the IP Assets (including any confidential information owned by any Person to whom Seller has a confidentiality obligation).

(c)         To the Knowledge of Seller, Seller’s and its Affiliates’ use of the IP Assets has not infringed, misappropriated or otherwise violated any Intellectual Property rights of any other Person.  For the past two (2) years, Seller has not received any written notice alleging that Seller is or was infringing, misappropriating or otherwise violating the Intellectual Property rights of any third party related to the use of the IP Assets.  To the Seller’s Knowledge, no Person has infringed, misappropriated or otherwise conflicted with any IP Assets.

3.7      Taxes.  There are no Liens for Taxes (except for statutory Liens for current Taxes not yet due or payable on any of the Purchased Assets that arose in connection with any failure (or alleged failure) to pay any tax) on the Purchased Assets and no event has occurred that, with the passage of time or the giving of notice or both, shall or could reasonably be expected to result in a Lien for Taxes upon any of the Purchased Assets.

3.8     No Other Representations.  Except for the representations and warranties of Seller expressly set forth in this Article III (as modified by the Disclosure Schedule) or in any other Ancillary Agreements to which Seller is a party, neither Seller nor any other Person on Seller’s behalf makes any other express or implied representation or warranty with respect to Seller, the Purchased Assets, the Assumed Liabilities, the Business or the transactions contemplated by this Agreement.

ARTICLE IV
 Representations and Warranties of Buyer

Except as set forth in the Buyer Disclosure Schedule, which disclosures shall be subject to Section 9.7, Buyer represents and warrants to Seller as of the date hereof and as of the Closing Date as follows:

4.1      Organization and Good Standing. Buyer is a corporation duly incorporated, validly existing, and in good standing under the laws of the State of Delaware with full corporate power and authority to conduct its business as it is now being conducted, and to own or use the properties and assets that it purports to own or use.

4.2      Authority; Enforceability; No Conflict.

(a)          Buyer has the requisite corporate power and authority to enter into this Agreement and to consummate the Contemplated Transactions.  The execution and delivery of this Agreement and the other Ancillary Agreements by Buyer and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized. This Agreement has been duly executed and delivered by Buyer, and assuming the due authorization, execution and delivery of this Agreement by Seller, this Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with the terms hereof, subject to the Enforceability Exceptions. Upon execution and delivery thereof by Buyer, the Ancillary Agreements to which Buyer is a party will have been duly executed and delivered by Buyer, and assuming the due authorization, execution and delivery of the Ancillary Agreements by Seller, the Ancillary Agreements will constitute the legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with the terms thereof, subject to the Enforceability Exceptions.

(b)        Except as set forth in Section 4.2(b) of the Buyer Disclosure Schedule, Buyer is not and will not be required to give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement or the Ancillary Agreements to which it is a party or the consummation or performance of any of the Contemplated Transactions.

(c)        Neither the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (i) contravene, conflict with, or result in a violation of any provision of any Governing Documents of Buyer; or (ii) contravene, conflict with, or result in a violation of, or give any Governmental Body the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under any Legal Requirement or any Order to which Buyer, or any of its assets, may be subject.

4.3      Permits; Compliance with Legal Requirements.

(a)       Buyer is in possession of and in compliance in all material respects with all Permits necessary for Buyer to own and operate the Purchased Assets, discharge the Assumed Liabilities, and otherwise lawfully carry on and operate the Business immediately after the Closing (“Buyer Permits”), and all such Buyer Permits are in full force and effect.

(b)         Buyer is not, and has not been with in the past twelve (12) months, in violation of any Legal Requirements applicable to the operation its business in any material respect. Buyer has not received in the past twelve (12) months any notice from any Governmental Body or any other Person regarding any material violation of, or material failure to comply with any applicable Legal Requirement, in each case, other than routine examinations by, or notices received in the ordinary course of business from, any Governmental Bodies and responses thereto.

4.4     No Other Representations or Warranties.  Except for the representations and warranties of Buyer expressly set forth in this Article IV (as modified by the Buyer Disclosure Schedule) or in any Ancillary Agreement to which Buyer is a party, neither Buyer nor any other Person on behalf of Buyer makes any other express or implied representation or warranty with respect to Buyer or the transactions contemplated by this Agreement.

4.5      Independent Investigation; Acknowledgement of No Other Representation or Warranties.

(a)      Buyer has conducted its own independent investigation, verification, review and analysis of the Purchased Assets and Assumed Liabilities to the extent Buyer deemed necessary and appropriate. Buyer acknowledges that it and its Affiliates and representatives have been provided sufficient access to the personnel, properties, and records of Seller for its investigation, verification, review and analysis.

(b)        Buyer acknowledges and agrees that, except for the representations and warranties contained in this Agreement and in the Ancillary Agreements, none of Seller or any of its Affiliates or representatives makes or has made, nor is Buyer relying on, any representation or warranty, either express or implied, concerning Seller, the Purchased Assets, the Assumed Liabilities or the transactions contemplated by this Agreement.  To the fullest extent permitted by applicable Legal Requirements, except with respect to the representations and warranties contained in this Agreement and the Ancillary Agreements, none of Seller or any of its Affiliates, employees, equity holders or any other Person or their representatives shall have any Liability to Buyer or its Affiliates or representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information or statements (or any omissions therefrom) provided or made available by Seller or its Affiliates or representatives to Buyer or its Affiliates and representatives in connection with the transactions contemplated hereby.

(c)         Notwithstanding anything herein to the contrary, nothing contained herein shall be deemed to limit Buyer’s or any other Person’s claims or recourse in the event of fraud.

ARTICLE V
COVENANTS

5.1      Operation of the Business of Seller.

(a)         Except as otherwise expressly required by this Agreement, applicable Legal Requirements or as otherwise consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), between the date of this Agreement and the Closing Date (the “Interim Period”), the Seller shall, solely with respect to the Purchased Assets, Assumed Liabilities and/or the Business:

(i)          own and operate the Purchased Assets and the Business in the ordinary course of business in all material respects;

(ii)       use commercially reasonable efforts to (A) maintain and preserve intact the Purchased Assets, (B) maintain Seller’s relationship with the counterparties under the Assigned Contracts consistent with prior practice and Seller’s applicable enterprise-wide policies and procedures, and (C) maintain business and accounting records relative to the Business at least as complete and accurate as is consistent with past practice;

(iii)      report to Buyer any material change in the status of the business, operations, and finances of the Business, including the Purchased Assets;

(iv)        not terminate, modify, fail to renew or amend any of the Assigned Contracts other than expiration by their respective terms or, solely with respect to the TPO Contracts, in cases of fraud or for cause termination;

(v)       not sell, transfer, assign, pledge, lease, license or otherwise dispose of or encumber any Purchased Assets (except for de minimis dispositions in the ordinary course of business and for Tangible Assets that are obsolete);

(vi)        not cancel any debt or waive or compromise any material claim or right relating to the Business or the Purchased Assets;

(vii)       not settle or consent to the settlement of any material Proceeding filed or otherwise instituted related to the Purchased Assets or Assumed Liabilities;

(viii)    not enter any agreement that would materially restrict Seller’s right to perform under this Agreement or any Ancillary Agreement; and

(ix)       not (A) make any Tax election, (B) adopt or change any accounting method in respect of Taxes, (C) enter into any closing agreement, (D) settle or compromise any claim or assessment in respect of Taxes, (E) consent to any extension or waiver of any limitation period with respect to Taxes, or (F) amend any Tax Return or file any claim for a refund of Taxes, in each case, to the extent such action would have a binding effect on Buyer following the Closing.

(b)        Buyer acknowledges on behalf of itself and its Affiliates, representatives, successors and assigns (collectively, the “Buyer Entities”) that the ownership and operation of the Purchased Assets remains, subject to the limitations and other terms and conditions of this Agreement, in the dominion and control of Seller until the Closing and that none of the Buyer Entities will provide, directly or indirectly, any orders to any officer, employee or other representative of Seller, except as contemplated or permitted by this Agreement or as otherwise consented to by Seller in writing.

5.2      Option to Acquire Equipment Agreements.  Following the Closing, Buyer may elect to assume any of the Equipment Agreements by delivering a written notice of such election to Seller no later than [***] days following the Closing Date, and upon such notice, the applicable Equipment Agreements shall be treated as an Assigned Contract hereunder and the Parties shall reasonably cooperate to assign such Equipment Agreements in accordance with Section 2.1 hereof.

5.3      Confidentiality.

(a)       Buyer acknowledges that the information provided or otherwise made available to it in connection with this Agreement and the transactions contemplated hereby is subject to the terms of the mutual non-disclosure agreement between Buyer and Seller dated February 27, 2023 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon the Closing Date, the Confidentiality Agreement will terminate with respect to information to the extent relating to the Purchased Assets or the Assumed Liabilities; provided, however, that Buyer acknowledges that any and all other information covered by the Confidentiality Agreement provided or otherwise made available to it, if any, by or on behalf of Seller or its Affiliates concerning Seller or its Affiliates will remain subject to the terms and conditions of the Confidentiality Agreement after the Closing Date. The Confidentiality Agreement will survive any termination of this Agreement except to the extent terminated as provided above.

(b)         During the period commencing on the Closing Date and ending on the [***]-year anniversary of the Closing Date, Seller will, and will cause its Affiliates that have, directly or indirectly, received Confidential Information from Seller to, hold, and will use its commercially reasonable best efforts to cause its representatives to hold, in confidence, all Confidential Information, and not use the Confidential Information for any purpose. Notwithstanding the foregoing, Seller and its Affiliates may disclose Confidential Information to their respective representatives in connection with the transactions contemplated by this Agreement and the Ancillary Agreements. Seller and its Affiliates and representatives may disclose the Confidential Information to the extent required by applicable Legal Requirements or Order or at the request of a Governmental Body but shall disclose only that portion of such information which Seller or its Affiliates and representatives are advised by their counsel that they are legally required to disclose; provided that, to the extent permitted by Legal Requirements, Seller will, or, if applicable, will cause its Affiliates to, promptly notify Buyer in writing to permit Buyer, at its expense, to seek a protective order or take other appropriate action.

5.4      Further Assurances.  The Parties hereto agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be reasonably necessary or desirable (including using commercially reasonable efforts to obtain third party Consents) to effectuate and document the consummation and performance of the Contemplated Transactions, and to cause the Contemplated Transactions to be consummated on the Closing Date and/or following the Closing Date as contemplated hereby.

5.5      Press Releases; Public Announcements. No Party hereto shall, and each Party hereto shall cause its respective representatives not to, issue any press release or otherwise make any public statements or disclosures with respect to this Agreement, including the terms hereof, and the transactions contemplated hereby, except: (a) with the prior written consent of each of Buyer and Seller; (b) to the extent required by applicable Legal Requirement, including but not limited to securities laws, or the rules of any securities exchange on which any such Party’s or its Affiliates’ securities are traded (in which case the Party issuing such press release or making such public statement shall, if practicable in the circumstances, use commercially reasonable efforts to allow the other Parties hereto reasonable time to comment on such release or statement in advance of its issuance and will consider in good faith the advice of such other Party with respect thereto); (c) for announcements by Seller from time to time to its employees, customers, suppliers and other business relations and otherwise as they may reasonably determine is necessary (including to comply with applicable Legal Requirement, this Agreement and the transactions contemplated hereby or any other agreement to which they are party), provided that Buyer has been provided an opportunity to review and approve (which approval shall not be unreasonably conditioned, withheld or delayed) such announcements at least five (5) Business Days (or such other period as mutually agreed by the Parties) in advance (which approval shall not be unreasonably conditioned, withheld or delayed); or (d) for announcements by Buyer from time to time to its employees, customers, suppliers and other business relations and otherwise as they may reasonably determine is necessary (including to comply with applicable Legal Requirements, this Agreement and the transactions contemplated hereby or any other agreement to which they are party), provided that Seller has been provided an opportunity to review and approve (which approval shall not be unreasonably conditioned, withheld or delayed) such announcements at least five (5) Business Days (or such other period as mutually agreed by the Parties) in advance.

5.6      Employee Matters.

(a)         Schedule 1.1-1 sets forth the name, title or position, and the date upon which Buyer may offer employment to each Business Employee.  Following the date hereof (including, for the avoidance of doubt, following the Closing), the Buyer may, in its sole discretion but subject to Section 5.6(b), offer employment to the Business Employees effective as of or after the dates set forth next to each such Business Employee’s name on Section 1.1-1 of the Disclosure Schedule (“Employment Offer Date”).  After the date hereof, Section 1.1-1 of the Disclosure Schedule may be amended by prior written consent of both Buyer and Seller. The Buyer shall not discriminate against any Business Employee, in extending offers of employment or otherwise prior to the Closing Date, on the basis of the Business Employee’s race, color, national origin, ancestry, religion, sex, marital status, sexual orientation, age, disability, medical condition, or other characteristic protected by any applicable Legal Requirement.

(b)         Seller shall be solely responsible for any notices required to be given under and shall otherwise comply with all Liabilities arising under the Worker Adjustment and Retraining Notification Act and any similar state or local laws (collectively, the “WARN Act”) relating to any acts or omissions with respect to any Business Employees who do not become Transferred Employees (as defined below). Buyer shall notify Seller regarding the estimated number of Business Employees Buyer intends to hire, and during which time frames such Business Employees are expected to be hired, prior to the Closing Date (and the Parties will cooperate to update Section 1.1-1 of the Disclosure Schedules accordingly).  To the extent that Buyer elects not to make an offer of employment to any Business Employee, Buyer shall provide notice (in accordance with Section 9.2 of this Agreement) of its decision not to do so within two (2) Business Days of the applicable Employment Offer Date for each such Business Employee (each, an applicable “Seller Notice Trigger Event”).  If Buyer fails to timely notify Seller of a Seller Notice Trigger Event in accordance with the preceding sentence, then Buyer shall owe Seller a penalty of $[***] per each such failure.  Notwithstanding anything herein to the contrary, Seller shall in all circumstances be solely liable for any and all obligations arising under the WARN Act, as well as all WARN Act Liabilities arising with respect to any Business Employees who do not become Transferred Employees.

(c)         Each Business Employee who accepts such offer of employment and is hired by Buyer (or its Affiliates) are hereinafter referred to as the “Transferred Employees” and the date of commencement of employment for each such Transferred Employee by Buyer is referred to as the “Employee Hire Date.” Effective as of the applicable Employee Hire Date, Seller shall terminate the employment of each Transferred Employee with Seller.  If a Business Employee does not accept an offer of employment from Buyer and discontinues employment at Seller and receives severance paid by Seller or its Affiliates in respect of such termination, Buyer shall not (and shall cause its controlled Affiliates not to) hire or otherwise engage such Business Employee until the [***]-month anniversary of such employee’s last date of employment with Seller. Nothing in this Section 5.6 shall confer upon any Business Employee or Transferred Employee or any other Person any right with respect to employment or service or continued employment or service with Buyer or any of its Affiliates, nor shall anything in this Section 5.6 limit or interfere with Buyer’s or any of its Affiliate’s right to terminate the employment or service of any Transferred Employee or any other Person at any time and for any or no reason, with or without cause or notice.

(d)          For [***] following the Closing Date, subject to the terms of the benefit plans, programs and arrangements maintained by Buyer or one of its Affiliates (“Buyer Benefit Plans”), Buyer or one of its Affiliates will provide each Transferred Employee with [***].

(e)        With respect to any of Buyer Benefit Plans in which any Transferred Employee first becomes eligible to participate on or after the Employee Hire Date, the Buyer will, and will cause its Affiliates to use commercially reasonable efforts to, (i) waive all pre-existing condition exclusions or limitations and waiting periods with respect to participation and coverage requirements and (ii) provide credit for any co-payments, co-insurance and deductibles paid by such employees with respect to any employee benefit plan of Seller prior to becoming eligible to participate in any such analogous employee benefit plan in satisfying any applicable deductible or out-of-pocket maximum requirements under such analogous employee benefit plan during the plan year in which such participation begins. From and after the Employee Hire Date, Buyer shall give, or cause the applicable Affiliate of Buyer to give, credit to each Transferred Employee for purposes of eligibility to participate in and vesting under any Buyer Benefit Plans, and with respect to the severance, vacation, and sick time plans of Buyer and any of its Affiliates, credit for determining level of benefits, for such Transferred Employee’s term of service with Seller; provided, however, that no such credit will be given for benefit accrual purposes under any defined benefit plan or to the extent that it would result in a duplication of benefits.

(f)         Any and all severance-related Liabilities, if any, relating to or arising out of the termination of employment by Seller of any Business Employee (whether or not a Transferred Employee) shall be the sole responsibility of Seller.

(g)       To the extent required by applicable Legal Requirement or Seller’s benefit plans or current policies and procedures, Seller shall compensate each Transferred Employee for, and Buyer shall have no obligation to reimburse Seller or compensate any Transferred Employee for [***].

(h)       Seller shall be liable for the administration and payment of all workers’ compensation Liabilities and benefits with respect to (i) Transferred Employees to the extent resulting from claims, events, circumstances, exposures, conditions or occurrences occurring prior to the Employee Hire Date, and (ii) Seller Employees. Buyer shall be liable for the administration and payment of all workers’ compensation Liabilities and benefits with respect to Transferred Employees to the extent resulting from claims, events, circumstances, exposures, conditions or occurrences first occurring and arising on or after the Employee Hire Date.

(i)          Seller shall be liable for the payment of all wages, salaries, hourly payments, overtime, bonuses, commissions, incentive compensation, benefits or other compensation (in each case, including any related employer portion of payroll Taxes) that accrues and is owed to Business Employee (whether or not a Transferred Employee) prior to the Employee Hire Date. In addition, Seller shall be liable for the payment of all commissions for loans funded through the applicable Business Employee’s termination date with Seller, but which do not become fully earned until after such Transferred Employee’s Employee Hire Date.

(j)          Seller shall be liable for the administration and payment of all health and welfare Liabilities and benefits under the Seller Benefit Plans with respect to Transferred Employees to the extent resulting from claims, events, circumstances, exposures, conditions or occurrences occurring prior to the Employee Hire Date. Buyer shall be liable for the administration and payment of all health and welfare Liabilities with respect to applicable Transferred Employees to the extent resulting from claims, events, circumstances, exposures, conditions or occurrences occurring on or after the Employee Hire Date.

(k)         Seller shall retain and perform all Liabilities and maintain all insurance under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) with respect to Business Employees who do not become Transferred Employees and their covered dependents, including for any “M&A qualified beneficiaries” (within the meaning Treasury Regulation §54.4980B-9, Q&A-4) in connection with the Contemplated Transactions; provided that Buyer shall perform all of its obligations under COBRA with respect to Transferred Employees that become covered by any group health insurance plan of Buyer.

(l)         Except as expressly set forth in this Section 5.6, nothing in this Agreement is intended to, and this Agreement does not, constitute a promise or commitment by Buyer or its Affiliates to offer employment or provide any compensation or employee benefits to any current or former employees of Seller.

(m)        Nothing in this Agreement, whether express or implied, confers upon any of the current or former employees of Sellers, Buyer or any of their respective Affiliates, any such current or former employee representatives, any Buyer or Seller employee benefit plan participants, or any other Person any rights or remedies as third-party beneficiaries, and nothing in this Agreement constitutes or shall be deemed to constitute an amendment to any Seller Benefit Plan or any other employee benefit plan, program, policy, agreement or arrangement sponsored or maintained by Seller, Buyer or any of their respective Affiliates. Nothing in this Agreement shall limit the right of Buyer to terminate or reassign any Transferred Employee after the Employee Hire Date or to change the terms and conditions of his or her employment in any manner in accordance with applicable Legal Requirements.

(n)         Seller and Buyer agree with respect to each Transferred Employee, Buyer and Seller shall follow the standard procedures for tax filings that are set out in Section 4 of Internal Revenue Service Rev. Proc. 2004-53. This Section 5.6 shall survive after the Closing Date.

5.7      Taxes.

(a)        All real and personal property Taxes and similar ad valorem obligations levied with respect to the Purchased Assets or Transferred Employees for a taxable period that does not end on the Closing Date shall be apportioned between Seller and Buyer as of the Closing Date based on the number of days of such taxable period included in the period ending with the Closing Date (with respect to any such taxable period, the “Pre-Transfer Tax Period”), and the number of days of such taxable period beginning on the Closing Date (with respect to any such taxable period, the “Post-Transfer Tax Period”). Seller shall be liable for the proportionate amount of such Taxes that is attributable to the Pre-Transfer Tax Period, and Buyer shall be liable for the proportionate amount of such Taxes that is attributable to the Post-Transfer Tax Period. If bills for such Taxes have not been issued as of the Closing Date, and, if the amount of such Taxes for the period including the Closing Date is not then known, the estimated apportionment of such Taxes shall be made at Closing on the basis of the prior period’s Taxes. After Closing, upon receipt of bills for the period including the Closing Date, adjustments to the apportionment shall be made by the parties, so that if either party would otherwise bear more than its proper share as a result of the estimated apportionment made at the Closing, the other party shall promptly reimburse such party.  The amount of any Taxes based on or measured by income, receipts, sales, use or payroll of the Purchased Assets or Assumed Liabilities that relate to the portion of a Straddle Period ending on the day before the Closing Date shall be determined based on an interim closing of the books method as of the close of business on the day before the Closing Date.

(b)         Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets and Assumed Liabilities (including access to books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any action relating to any Tax. Any expenses incurred in furnishing such information or assistance shall be borne by the party requesting it.

(c)          The purchase price (as determined for U.S. federal income tax purpose), including the Common Shares and Assumed Liabilities or any other consideration payable to Seller pursuant to this Agreement, will be allocated among the Purchased Assets for all Tax purposes in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder. Not later than [***] days after Closing, Buyer will deliver to Seller a draft  allocation (the “Allocation”) allocating the purchase price among the Purchased Assets in accordance with the principles of Section 1060 of the Code. Seller shall provide Buyer with any comments to the Allocation within [***] days after the date on which Buyer delivered the Allocation to Seller, and Buyer and Seller agree to negotiate in good faith regarding the Allocation  (unless Seller does not provide any comments within the time period set forth herein, in which case Buyer’s proposed Allocation shall be deemed final). If the Parties are unable to reach agreement with respect to the Allocation, then the Parties shall have no further obligation under this Section 5.7(c) and each Party shall make its own determination of such allocation for financial and Tax reporting purposes. Buyer and Seller agree that Buyer will not be deemed to receive a payment from Seller in exchange for assuming any deferred revenue of Seller.

5.8    Bulk Sales Laws.  Buyer and Seller hereby waive compliance by Buyer and Seller with the bulk sales laws and any other similar Legal Requirements in any applicable jurisdiction in respect of the Contemplated Transactions, it being understood and agreed that (a) the foregoing waiver by Buyer is expressly conditioned upon the fulfillment by Seller of its obligations under Section 5.9 to timely pay, satisfy and discharge in due course, and to cause each of its Affiliates to timely pay, satisfy and discharge in due course, in each case, as applicable, all Excluded Liabilities which Seller is obligated to pay, satisfy or discharge, and (b) any Liabilities arising out of the failure of Seller or its Affiliates to comply with the requirements and provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction shall be treated as Excluded Liabilities.

5.9      Books and Records.  In order to facilitate the resolution of any claims made by or against or incurred by Buyer after the Closing, or for any other reasonable purpose, for a period of five (5) years following the Closing, Seller shall (a) retain the books and records (including personnel files) of Seller which relate to the Purchased Assets, the Business, Assumed Liabilities and/or the Transferred Employees for periods prior to the Closing, and (b) upon reasonable notice, afford Buyer’s Representatives reasonable access, during normal business hours, to such books and records (including the right to make photocopies at Buyers’ expense), subject to customary confidentiality restrictions.

5.10    Non-Solicitation and No Hire.

(a)         During the period commencing on the Closing Date and ending on the [***] anniversary of the Closing Date (the “Restrictive Covenant Period”), Seller shall not, and shall cause its controlled Affiliates not to, directly or indirectly, (i) recruit, solicit or otherwise induce or attempt to induce any Transferred Employee to terminate his or her employment or service relationship with Buyer or its Affiliates, or (ii) employ, hire or otherwise retain, any Transferred Employee, in each case, while such Transferred Employee is employed or engaged by any Buyer or any of their Affiliates, and for [***] months following the termination of such Transferred Employee’s employment or engagement, provided that the foregoing shall not prohibit Seller or its controlled Affiliates from making any general solicitation not specifically directed to any Transferred Employee.   Notwithstanding herein to the contrary, this Section 5.10(a) shall terminate and be of no further force and effect upon the consummation of a Seller Change of Control.

(b)          Seller, for itself and on behalf of its controlled Affiliates, acknowledges and agrees as follows:

(i)          Immediately prior to the Closing, Seller has accrued substantial goodwill related to the Business and the Purchased Assets, and Buyer could be substantially compromised should Seller or any of its Affiliates be permitted to engage in any activity prohibited by Section 5.3(b) or Section 5.10(a).

(ii)      At the Closing, Seller and its controlled Affiliates shall (directly or indirectly), among other things, receive valuable consideration for their interest in the Business and the Purchased Assets, and each such Person therefore has material economic interests in the consummation of the Contemplated Transactions.

(c)          Seller, for itself and on behalf of its controlled Affiliates, acknowledges and agrees that the confidentiality, non-solicitation and no-hire covenants contained in this Agreement are reasonable with respect to period, geographical area and scope and are each essential parts of the Contemplated Transactions and are, in each case, necessary to protect Buyer’s legitimate interests in the Business, the Purchased Assets and the Contemplated Transactions.

(d)       If at the time of enforcement of any provision of this Section 5.10, a court holds that any restrictions in this Section 5.10 are unreasonable under the circumstances then existing, the Parties agree that the court will be allowed to revise this Section 5.10 to substitute the maximum period, geographical area and scope reasonable under such circumstances, as applicable.

ARTICLE VI
 Conditions to Closing

6.1     Joint Condition. The respective obligation of Seller and Buyer to consummate the Closing is subject to the satisfaction or waiver of the following conditions:

(a)       no preliminary or permanent injunction or other Order shall have been issued that would make unlawful the consummation of the Contemplated Transactions; and

(b)          no Legal Requirement shall be in effect enjoining or otherwise prohibiting the consummation of the Contemplated Transactions.

6.2      Conditions to the Obligation of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction of each of the following conditions (each of which is for the exclusive benefit of Buyer and may be waived by Buyer):

(a)         all covenants of Seller under this Agreement and the Ancillary Agreements to be performed on or before the Closing shall have been duly performed by Seller in all material respects;

(b)         (i) the representations and warranties of Seller in Section 3.1, Section 3.2(a), Section 3.2(c)(i), Section 3.8 and Section 3.12 shall be true and correct in all respects as of the Closing Date as if made as of the Closing Date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date); and (ii) each of the other representations and warranties of Seller set forth in this Agreement, in each case, without giving effect to any “materiality” qualifier contained therein, shall be true and correct in all material respects as of the Closing Date as if made as of the Closing Date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all material respects as of that specified date);

(c)          Buyer shall have received a certificate of Seller addressed to Buyer and dated the Closing Date, signed on behalf of Seller by an officer of Seller (on Seller’s behalf and without personal liability), confirming the matters set forth in Section 6.2(a) and Section 6.2(b);

(d)          each closing deliverable set forth in Section 2.7(a) shall have been delivered to Buyer; and

(e)          no Bankruptcy Event shall have occurred as of the Closing Date or at any time during the Interim Period.

6.3      Conditions to the Obligation of Seller. The obligation of Seller to consummate the Closing is subject to the satisfaction of each of the following conditions (each of which is for the exclusive benefit of Seller and may be waived by Seller):

(a)         all covenants of Buyer under this Agreement and the Ancillary Agreements to be performed on or before the Closing Date shall have been duly performed by Buyer in all material respects;

(b)         (i) the representations and warranties of Buyer in Section 4.1, Section 4.2(a), Section 4.2(c)(i) and Section 4.4 shall be true and correct in all respects as of the Closing Date as if made as of the Closing Date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date); and (ii) each of the other representations and warranties of Buyer set forth in this Agreement, in each case, without giving effect to any “materiality” qualifier contained therein, shall be true and correct in all material respects as of the Closing Date as if made as of the Closing Date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date);

(c)          Seller shall have received a certificate of Buyer addressed to Seller and dated the Closing Date, signed on behalf of Buyer by an officer of Buyer (on Buyer’s behalf and without personal liability), confirming the matters set forth in Section 6.3(a) and Section 6.3(b); and

(d)          each closing deliverable set forth in Section 2.7(b) shall have been delivered to Seller.

6.4      Frustration of Conditions. Neither Seller nor Buyer may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied to excuse it from its obligation to perform the Contemplated Transactions if such failure was caused by such Party’s breach of its obligations under this Agreement.

ARTICLE VII
 TERMINATION

7.1      Termination Events. This Agreement and the Contemplated Transactions may be terminated, in whole or in part, at any time prior to the Closing Date, only as follows:

(a)          by mutual written consent of Buyer, on the one hand, and Seller, on the other hand;

(b)         by Buyer or Seller if the Closing Date has not occurred by July 31, 2023 (the “End Date”), provided that a Party shall not have the right to terminate under this Section 7.1(b) if such Party is in material breach of any its representations, warranties, covenants or agreements hereunder and such breach has not been cured;

(c)         at any time prior to the Closing Date, by Buyer if Seller breaches any of its representations and warranties or covenants contained in this Agreement, which breach (A) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.2 to be satisfied and (B) cannot be or has not been cured within [***] days after the giving of written notice to Seller of such breach (or, if earlier, the End Date, even if the End Date occurs prior to the expiration of such cure period);

(d)         at any time prior to the Closing Date, by Seller if Buyer breaches any of its representations and warranties or covenants contained in this Agreement, which breach (A) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.3 and (B) cannot be or has not been cured within [***] days after the giving of written notice to Buyer of such breach (or, if earlier, the End Date, even if the End Date occurs prior to the expiration of such cure period); or

(e)          at any time by either Buyer, on the one hand, or Seller, on the other hand, if there shall have been entered a final, non-appealable Order of any Governmental Body restraining or prohibiting the consummation or performance of the Contemplated Transactions or any material portion thereof;

provided, however, that the Party seeking termination pursuant to Section 7.1(c) or Section 7.1(d) is not in material breach of any of its representations, warranties or covenants contained in this Agreement. The Party desiring to terminate this Agreement pursuant to Sections 7.1(a) through 7.1(e) shall give written notice of such termination to the other Party.

7.2      Effect of Termination. Upon the termination of this Agreement in accordance with the terms of Section 7.1, this Agreement shall become void and of no further force and effect; provided, however, that no such termination shall be deemed to relieve any Party hereto of Liability for any Willful Breach that arose prior to such termination.  Notwithstanding anything herein to the contrary, the provisions of Section 5.3 (Confidentiality), Section 5.6 (Press Releases; Public Announcements), Section 9.1 (Expenses), Section 9.3 (Jurisdiction; Service of Process) and Section 9.12 (Governing Law) shall survive any termination of this Agreement.

ARTICLE VIII
 INDEMNIFICATION; REMEDIES

8.1      Survival and Time Limitations.

(a)        The representations and warranties in this Agreement and the Subscription Agreement shall survive the Closing Date for a period of twelve (12) months; provided that (i) the representations and warranties set forth in Section 3.5 (Compliance with Legal Requirements) shall survive for a period of twenty-four (24) months after the Closing Date and (ii) the representations and warranties in Section 3.1 (Organization and Good Standing), Section 3.2(a) (Authority; Enforceability), Section 3.2(c)(i) (No Conflict), Section 3.6(a) (Title to Assets), Section 3.7 (Taxes), Section 4.1 (Organization and Good Standing), Section 4.2(a) (Authority; Enforceability), Section 4.2(c)(i) (No Conflict), and in Sections of the Subscription Agreement identified therein as Specified Representations (collectively, the “Specified Representations”) shall survive the Closing Date until the expiration of the applicable statute of limitations (as extended), plus [***] days.

(b)          The covenants and agreements contained in this Agreement that are contemplated by their terms to be completed after the Closing shall survive the Closing Date and remain in effect indefinitely unless a specified period is otherwise set forth in this Agreement (in which event such specified period will control)

(c)         Notwithstanding anything herein to the contrary, any representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Article VIII, and the indemnity with respect thereto, shall survive the time at which it would otherwise terminate pursuant to this Section 8.1 if notice of the breach or giving rise to such right or alleged right of indemnity shall have been given to the Party against whom such indemnity may be sought prior to such time.

8.2      Indemnification and Payment of Damages by Seller. From and after the Closing, Seller shall indemnify, defend, and hold harmless Buyer, its Affiliates and their respective officers, directors, managers, employees, shareholders, members and controlling persons (collectively, the “Buyer Indemnified Persons”) from and against any Damages to the extent arising from, under or in connection with:

(a)        any breach of any representation or warranty made by Seller in this Agreement, the Subscription Agreement, or any certificates delivered by Seller hereunder;

(b)          any breach of any covenant or obligation of Seller in this Agreement; and

(c)          any Excluded Liability or Excluded Asset.

8.3      Indemnification and Payment of Damages by Buyer. Buyer shall indemnify, defend, and hold harmless Seller, its Affiliates and their respective officers, directors, employees, shareholders, members and controlling persons (collectively, the “Seller Indemnified Persons”), and shall pay to Seller Indemnified Person the amount of any Damages to the extent arising from, under or in connection with:

(a)         any breach of any representation or warranty made by Buyer in this Agreement, the Subscription Agreement or any certificate delivered by Buyer hereunder;

(b)          any breach of any covenant or obligation of Buyer in this Agreement; and

(c)          any Assumed Liability.

8.4       Procedure for Indemnification – Third Party Claims.

(a)          In the event a Buyer Indemnified Person or a Seller Indemnified Person (the “Indemnified Party”) becomes aware of a third party claim (a “Third Party Claim”) which such Indemnified Party reasonably believes may result in a demand for indemnification under Section 8.2 or Section 8.3, such Indemnified Party shall provide written notice (a “Claims Notice”) to the Party from which it seeks indemnification under this Article VIII (the “Indemnifying Party”) of such Third Party Claim after it becomes aware of it.  The failure to notify the Indemnifying Party shall not relieve the Indemnifying Party of any liability that it may have to any Indemnified Party, except to the extent that the Indemnifying Party demonstrates that the defense of such action is materially prejudiced by the Indemnified Party’s failure to give such notice.  Thereafter, the Indemnified Party will deliver to the Indemnifying Party, promptly after the Indemnified Party’s receipt thereof, copies of all non-ministerial notices and documents (including court papers) received or transmitted by the Indemnified Party relating to the Third Party Claim.

(b)         Within [***] days after receipt of the Claims Notice, or, in the event a written response is required to be submitted in connection with such Third Party Claim prior to [***] days from the receipt of such Claims Notice, then such earlier time so as to reasonably enable the Indemnified Party to timely submit such written response (“Election Period”), the Indemnifying Party shall notify the Indemnified Party whether it (i) disputes its liability to the Indemnified Party under this Agreement or (ii) desires to defend the Indemnified Party against such Third Party Claims (in which case the Indemnifying Party shall also acknowledge to the Indemnified Party in writing its obligation to indemnify the Indemnified Party with respect to all elements of such claim subject to the limitations on indemnification set forth in this Article VIII); provided that the Indemnifying Party shall not be entitled to assume the defense or control of a Third Party Claim and shall pay the fees and expenses of counsel retained by the Indemnified Party if such Third Party Claim (1) seeks an Order or other equitable relief against the Indemnified Party, or (2) involves any Proceeding initiated by a Governmental Body or a Proceeding that involves a material regulatory action or challenges a Permit of the Indemnified Party.  If the Indemnifying Party notifies the Indemnified Party within the Election Period that it desires to defend the Indemnified Party against the Third Party Claims (and the Indemnifying Party is entitled to assume the defense or control of such Third Party Claim), then the Indemnifying Party shall conduct the defense, settlement or compromise of any action subject to any such Third Party Claim with counsel chosen by the Indemnifying Party and acceptable to the Indemnified Party, and the Indemnified Party shall reasonably cooperate with the conduct of such defense by the Indemnifying Party at the sole cost and expense of the Indemnifying Party.  If the Indemnifying Party fails to notify the Indemnified Party within the Election Period that the Indemnifying Party elects to defend the Indemnified Party pursuant to this Section 8.4, or if the Indemnifying Party elects to defend the Indemnified Party pursuant to this Section 8.4 but fails to diligently and promptly defend or settle the Third Party Claim, then the Indemnified Party will have the right to assume the defense of such Third Party Claim with counsel of its choice.  The Indemnifying Party will be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has failed to assume or diligently provide the defense or settlement thereof. Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, and if counsel to the Indemnified Party reasonably determines that a conflict of interest exists in respect of such claim, such Indemnified Party will have the right to employ separate counsel reasonably satisfactory to the Indemnifying Party to represent such Indemnified Party and in that event the reasonable fees and expenses of such separate counsel (but not more than one separate counsel for all Indemnified Parties) shall be paid by the Indemnifying Party. If the Indemnifying Party is conducting the defense of the Third Party Claim pursuant to this Section 8.4, the Indemnified Party, at its sole cost and expense (except as provided in the immediately preceding sentence), may retain separate counsel, and participate in the defense of the Third Party Claim, it being understood that the Indemnifying Party will control such defense.  Notwithstanding anything in this Agreement to the contrary, the Indemnified Party is hereby authorized, at the sole cost and expense of the Indemnifying Party, to file, during the Election Period, any motion, answer or other pleadings which the Indemnified Party shall reasonably deem necessary or appropriate to protect its interests.

(c)         No Indemnifying Party will consent to any settlement, compromise or discharge (including the consent to entry of any judgment) of any Third Party Claim without each Indemnified Party’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed); provided, that, if the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party will agree to any settlement, compromise or discharge of such Third Party Claim which the Indemnifying Party may reasonably recommend and which by its terms obligates the Indemnifying Party to pay the full amount of Damages in connection with such Third Party Claim and unconditionally releases the Indemnified Party complete from all Liability in connection with such Third Party Claim; provided, however, that the Indemnified Party may refuse to agree to any such settlement, compromise or discharge (i) that provides for injunctive or other nonmonetary relief affecting the Indemnified Party, or (ii) that, in the reasonable opinion of the Indemnified Party, would otherwise adversely affect the Indemnified Party. Whether or not the Indemnifying Party shall have assumed the defense of a Third Party Claim, the Indemnified Party will not, and will cause its Affiliates not to, admit any liability, consent to the entry of any judgment or agree to any settlement, compromise or discharge with respect to any Third Party Claim without the prior written consent of the Indemnifying Party (which consent will not be unreasonably withheld, conditioned or delayed).

(d)       If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnifying Party will keep the Indemnified Party informed of all material developments relating to or in connection with such Third Party Claim. If the Indemnifying Party chooses to defend a Third Party Claim, the Parties will cooperate in the defense thereof (and the Indemnifying Party will promptly reimburse the Indemnified Party for all reasonable out-of-pocket expenses incurred by the Indemnified Party in connection with such cooperation), which cooperation will include the provision to the Indemnifying Party of records and information which are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

8.5      Procedure for Claims between Parties. If a claim for Damages is to be made by an Indemnified Party entitled to indemnification hereunder which does not result from a Third Party Claim (a “Direct Claim”), such Party shall give a Claims Notice briefly describing the Direct Claim and, to the extent then ascertainable, the monetary damages sought to the Indemnifying Party hereunder as soon as practicable after such Indemnified Party becomes aware of any fact, condition or event which may give rise to Damages for which indemnification may be sought under this Article VIII. Any failure to submit any such Claims Notice of a Direct Claim to the Indemnifying Party shall not relieve any Indemnifying Party of any Liability hereunder, except to the extent that the Indemnifying Party was actually prejudiced by such failure. The Indemnified Party shall (a) allow the Indemnifying Party and its representatives to investigate the matter or circumstance alleged to give rise to any Direct Claim, and whether and to what extent any amount is payable in respect of such Direct Claim, and (b) reasonably assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Party’s premises and personnel and the right, during normal business hours, to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its representatives may reasonably request.

8.6      Mitigation of Damages. The Party seeking indemnification under this Article VIII shall use its commercially reasonable efforts to mitigate any Damages which form the basis of an indemnification claim hereunder.

8.7      Limitations on Indemnification.

(a)        Notwithstanding anything in this Agreement to the contrary, if the Closing occurs, (i) Seller will not have any liability under Section 8.2(a) (other than with respect to the Specified Representations) unless the aggregate liability for Damages suffered by the Buyer Indemnified Persons thereunder exceeds $[***]   (the “Deductible”), in which case Seller will be liable for all Damages incurred by Buyer from the first dollar, (ii) Seller’s aggregate liability under Section 8.2(a) (other than with respect to a breach of any of the Specified Representations) will not exceed the $[***] (the “Cap”), (iii) Seller’s maximum aggregate liability under this Article VIII shall not exceed $[***] (the “Overall Cap”), and (iv) (A) Buyer will not have any liability under Section 8.3(a) (other than with respect to a breach of the Specified Representations) unless the aggregate liability for Damages suffered by the Seller Indemnified Persons thereunder exceeds the Deductible, in which case Buyer will be liable for all Damages incurred by Seller from the first dollar, (B) Buyer’s aggregate liability under Section 8.3(a) (other than with respect to a breach of any of the Specified Representations) will not exceed the Cap, and (C) Buyer’s maximum aggregate liability under this Article VIII shall not exceed the Overall Cap.  Notwithstanding anything herein to the contrary, the foregoing limitations shall not apply to fraud of any Party.

8.8      Recovery of Common Stock.  .In the event Seller is liable to any Buyer Indemnified Party for indemnifiable Damages pursuant to Section 8.2 at any time prior to the one (1) year anniversary of the Closing, Buyer (on behalf of the applicable Buyer Indemnified Party) may elect in its sole discretion to receive and cancel an amount of Common Stock purchased pursuant to the exercise of warrant under the Warrant Agreement (or, as applicable, reduce the amount of Common Stock subject to the Warrant Agreement) equal in value to the indemnifiable Damages as satisfaction of such liability (which Common Stock shall be valued at the Closing Common Stock Value)..

8.9     Exclusive Remedy. From and after the Closing, (a) the sole and exclusive remedy of a Party with respect to any and all claims relating to this Agreement, the Purchased Assets, the Assumed Liabilities, the Excluded Liabilities or the Contemplated Transactions will be pursuant to the indemnification provisions set forth in this Article VIII and (b) each Party agrees that from and after the Closing it will not bring any claims or causes of action not otherwise made pursuant to the indemnification provisions set forth in this Article VII, except in the case of clauses (a) and (b), for (i) claims seeking specific performance or other equitable relief to require a Party to perform its obligations under this Agreement to the extent permitted hereunder and thereunder and (ii) as otherwise provided herein or in any Ancillary Agreement. Notwithstanding the foregoing, nothing herein shall preclude any Party from seeking any remedy based upon any fraud by the other Party.

8.10    Adjustment to Purchase Price. The Parties agree that all amounts paid pursuant to this Article VIII constitute an adjustment to the purchase price set forth in Section 2.5 for all purposes, including Tax purposes, unless otherwise required by applicable Legal Requirements.

ARTICLE IX
 GENERAL PROVISIONS

9.1      Expenses. Except as otherwise provided herein, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the transactions contemplated hereby are to be paid by the Party incurring such expenses; provided, however, that notwithstanding the foregoing or anything else to the contrary herein, at the Closing, Buyer shall reimburse Seller for all reasonable and documented out-of-pocket fees and expenses of Seller’s outside Delaware counsel incurred by Seller in connection with the analysis, negotiation and consummation of the Warrant, Subscription Agreement and Second A&R Shareholders Agreement, and the transactions contemplated thereby, subject to a cap of $[***].

9.2   Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and shall be deemed to have been duly given when (a) delivered by hand, (b) sent by email (against receipt therefor) during normal business hours, or (c) received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and email addresses set forth below (or to such other addresses and email addresses as a Party may designate by notice to the other Party) in the manner provided below:

If to Seller:

Home Point Financial Corporation
2211 Old Earhart Road, Suite 250
Ann Arbor, MI 48105
Attention: [***]
Email: [***]

and

Jones Day
500 Grant Street, Suite 4500
Pittsburgh, PA 15219
Attention: [***]
Email: [***]

If to Buyer:

The Loan Store, Inc.
222 Kearny St., Suite 603
San Francisco, CA 94108
Attention: [***]
Email: [***]

With a copy to:

Sheppard Mullin Richter & Hampton LLP
333 South Hope Street, 43rd Floor
Los Angeles, CA 90071
Attention: [***]
Email: [***]

9.3      Jurisdiction; Service of Process.

(a)         Any action or Proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement shall be exclusively brought against any of the Parties in the courts of the State of Delaware or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the Parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or Proceeding and waives any objection to venue laid there. Process in any action or Proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

(b)         EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS.

9.4      Waiver. The rights and remedies of the Parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement shall operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege shall preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Party; (b) no waiver that may be given by a Party shall be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one Party shall be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

9.5      Entire Agreement. This Agreement supersedes all prior agreements, written or oral, between the Parties with respect to its subject matter and constitutes (along with the Ancillary Agreements, Disclosure Schedule, the Exhibits, and the other documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the Parties with respect to its subject matter.

9.6      Amendments. This Agreement may be amended, modified or supplemented only by the mutual written agreement of each of the Parties hereto. Any amendment shall be binding on all Parties hereto.

9.7      Disclosure Schedule. There may be included in the Disclosure Schedule items and information that are not “material,” and such inclusion will not be deemed to be an acknowledgment or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material,” or to affect the interpretation of such term for purposes of this Agreement. Matters reflected in the Disclosure Schedule are not necessarily limited to matters required by this Agreement to be disclosed therein. The Disclosure Schedule sets forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the Disclosure Schedule relates; provided, however, that any information set forth in one section of the Disclosure Schedule will be deemed to apply to each other section or subsection thereof to which its relevance is reasonably apparent on its face.

9.8     Third Party Beneficiaries. Except as specifically provided in Article VIII with respect to indemnification provided to the indemnified parties, nothing expressed or referred to in this Agreement shall give, or be construed to give, any Person other than the Parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the Parties to this Agreement and their successors and permitted assigns.

9.9     Assignment. This Agreement and the rights and obligations hereunder shall not be assignable by any Party hereto without the prior written consent of the other Party hereto, which consent shall not be unreasonably withheld; provided that Buyer may (without obtaining any consent) designate one or more of its Affiliates to perform its obligations hereunder, and sell, transfer, or assign, in whole or from time to time in part, this Agreement or its rights or obligations under this Agreement to any successor to all or any portion of its business or to any Affiliate of the Buyer. Notwithstanding the foregoing, either Party may assign this Agreement and all of its rights and obligations to (a) any Person acquiring all or substantially all of the assets of such Party, and (b) any Person acquiring all of the assets of such Party by operation of law pursuant to a merger or consolidation; provided that no such assignment shall relieve the assigning Party of their obligations hereunder. Any instrument purporting to make an assignment in violation of this Section 9.9 shall be null and void.

9.10    Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable.

9.11    Section, Article and Section Headings. The headings of Sections and Articles in this Agreement and Sections of the Disclosure Schedule are provided for convenience only and shall not affect their respective construction or interpretation.

9.12    Governing Law. This Agreement shall be governed by the internal laws of the State of Delaware without regard to conflict of laws principles.

9.13   Specific Performance. Each Party acknowledges and agrees that the other Party would be damaged irreparably if any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Accordingly, each Party agrees that the other Party shall be entitled to obtain an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and its terms and provisions in any action instituted in any court of the United States or any state thereof having jurisdiction over the Party and the matter, in addition to any other remedy to which it may be entitled, at law or in equity.

9.14    Counterparts; PDF Signatures. This Agreement may be executed in one or more counterparts, to include electronic counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to constitute one and the same agreement. A PDF copy of this Agreement or any counterpart thereof shall be deemed an original.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed and delivered this Asset Purchase Agreement as of the date first written above.

BUYER:	SELLER:

THE LOAN STORE, INC.	HOME POINT FINANCIAL CORPORATION

By:	/s/ Brandon Stein	By:	/s/ William A Newman
Name:	Brandon Stein	Name:	William A Newman
Title:	President	Title:	President and Chief Executive Officer

[Signature Page to Asset Purchase Agreement]

Exhibit A

FORM OF

BILL OF SALE, ASSIGNMENT
 AND ASSUMPTION AGREEMENT

This BILL OF SALE, ASSIGNMENT AND ASSUMPTION AGREEMENT (the “Bill of Sale”) is made and entered into as of ____________, 2023, by and between HOME POINT FINANCIAL CORPORATION, a New Jersey corporation (the “Assignor”), and THE LOAN STORE INC., a Delaware corporation (the “Assignee” and together with the Assignor, the “Parties”).

WHEREAS, the Parties are parties to that certain Asset Purchase Agreement dated April 6, 2023 (the “Purchase Agreement”), which provides for, among other things, the transfer and assignment of the Purchased Assets; and

WHEREAS, pursuant to the terms of the Purchase Agreement, Assignor has agreed to transfer and assign all of its right, title and interest in and to the Purchased Assets to Assignee and Assignee has agreed to accept transfer and assignment of such Purchased Assets and to assume the applicable Assumed Liabilities.

NOW, THEREFORE, in consideration of the foregoing and the agreements and covenants set forth herein and in the Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

1.        Unless otherwise set forth in this Bill of Sale, each capitalized term used in this Bill of Sale has the meaning given to such term in the Purchase Agreement.

2.       The Assignor hereby assigns, transfers, and conveys to Assignee, effective as of the Closing Date, all of Assignor’s rights, title and interest in and to the Purchased Assets, and the Assignee hereby assumes the Assumed Liabilities, in accordance with the Purchase Agreement.

3.        This Bill of Sale is executed and delivered pursuant to the Purchase Agreement and is effective as of the Closing Date. Nothing contained herein will limit, amend or reduce the rights of the Assignor or Assignee provided for in the Purchase Agreement. In the event of any conflict or inconsistency between the terms of the Purchase Agreement and the terms hereof, the terms of the Purchase Agreement will control.

4.        This Bill of Sale may be amended or modified only by means of a written instrument executed by all of the Parties.

5.        This Bill of Sale will bind and inure to the benefit of the Assignor and Assignee and their respective successors and permitted assigns. This Bill of Sale shall be governed by and construed in accordance with the laws of the State of Delaware.

6.       This Bill of Sale may be executed in one or more counterparts, which together will constitute a single instrument. Signatures of the parties transmitted by facsimile or in .pdf format will be deemed to be their original signatures for all purposes.

[Signature page follows]

A-1

IN WITNESS WHEREOF, the parties have executed this Bill of Sale effective as of the date set forth above.

ASSIGNOR:

HOME POINT FINANCIAL CORPORATION

By:
Name:
Title:

ASSIGNEE:

THE LOAN STORE INC.

By:
Name:
Title:

[Signature Page to Bill of Sale, Assignment and Assumption Agreement]